Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-256535

Supplementing the Preliminary

Prospectus Supplement dated

November 16, 2021 and the Prospectus

Dated May 27, 2021

$500,000,000

3.500% Senior Notes Due 2051

Leggett & Platt, Incorporated

November 16, 2021

Pricing Term Sheet

This pricing term sheet supplements the preliminary prospectus supplement filed by Leggett & Platt on November 16, 2021 relating to its Prospectus dated May 27, 2021.

Issuer	Leggett & Platt, Incorporated
Expected Issuer Ratings (Moody’s / S&P / Fitch)*	Baa2 (stable) / BBB (stable) / BBB (stable)
Format	SEC Registered
Principal Amount Trade Date	$500,000,000 November 16, 2021
Settlement Date**	November 19, 2021 (T+3)
Maturity	November 15, 2051
Interest Payment Dates	May 15 and November 15 commencing on May 15, 2022
Benchmark Treasury	2.000% due August 15, 2051
Benchmark Treasury Yield	2.016%
Spread to Benchmark Treasury	T +150 bps
Yield to Maturity	3.516%
Coupon	3.500%
Price to Public	99.705% of the principal amount
Underwriting Discount	0.875%
Price to Issuer	98.830%
Optional Redemption	Prior to May 15, 2051, T + 25 bps On or after May 15, 2051, at par
CUSIP/ISIN	524660BA4 / US524660BA49
Joint Book-Running Managers (Active)	J.P. Morgan Securities LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.
Joint Book Running Managers (Passive)	BofA Securities, Inc. Wells Fargo Securities, LLC
Senior Co-Managers	PNC Capital Markets LLC Truist Securities, Inc.
Co-Managers	BBVA Securities Inc. BMO Capital Markets Corp. TD Securities (USA) LLC Siebert Williams Shank & Co., LLC

*

Note: Security ratings reflect the views of the rating agency only. An explanation of the significance of these ratings may be obtained from the rating agency. Such ratings are not a recommendation to buy, sell or hold securities, but rather an indication of creditworthiness. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides that the circumstances warrant the change. Each rating should be evaluated independently of any other rating.

**

It is expected that delivery of the Notes will be made against payment therefor on or about November 19, 2021, which will be the third business day following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to two business days before delivery will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, MUFG Securities Americas Inc. toll free at 877-649-6848, or U.S. Bancorp Investments, Inc. toll-free at 877-558-2607.